Jérôme Contamine appointed

Chief Financial Officer

Paris, France - March 9, 2009 - Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) announced today that Jérôme Contamine is appointed Executive Vice President, Chief Financial Officer (CFO) of sanofi-aventis, effective March 16, 2009.

Jérôme Contamine was previously Senior Executive Vice President, Deputy General Manager and Chief Financial Officer of Veolia Environment.

Jérôme Contamine is a Graduate of Ecole Polytechnique (X), France’s most prestigious engineering school, and ENSAE, the national statistics and economics engineering school, affiliated with the Ministry of Finance (1982). He graduated from the elite ENA - Ecole Nationale d’Administration - “Promotion Louise Michel” in the top 5% (1982-1984) opting for the French Court of Audit - “Cour des Comptes”.

After 4 years at the “Cour des Comptes”, as a Senior State General Auditor, he joined Elf Aquitaine in 1988, as advisor to the Chief Financial Officer, and became Group Finance Director & Treasurer in 1991. He became the General Manager of Elf Petroleum Norway in 1995, after being named Deputy Vice President of Elf Upstream Division for Europe and the U.S. In 1999, he was appointed Head of the taskforce for integration with Total, in charge of the reorganization of the merged entity, TotalFinaElf, and became, in 2000, Vice President Europe and Central Asia, Upstream Division of Total. The same year, he joined Vivendi Environnement as CFO, Deputy General Manager and member of the Board.

“I am extremely pleased with the appointment of such a highly qualified professional as Jérôme Contamine, who will bring to our Group a very high level of expertise, as well as an extensive knowledge of international corporations”, Chris Viehbacher, Chief Executive Officer of sanofi-aventis, said. “Jérôme will be deeply involved in the simplification of our operational structures to adapt our Group to future challenges”. “I am confident that Jerôme will play a valuable role in transforming sanofi-aventis into a global healthcare leader”, he concluded.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).